Exhibit 11.1
Statement re: Computation of per Share Earnings
The computation of per share earnings for the nine months ended September 30, 2007 and 2006 and for the year ended December 31, 2006 is as follows and includes the effect of warrants issued by Gulfstream International Airlines, Inc. (“GIA”), a subsidiary of the Company:

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2006	2007	2006

Net income	$1,064,613	$1,679,934	$184,463
Effect of GIA warrants	(122,421)	(207,422)	(52,472)

Net income — diluted	$942,192	$1,472,512	$131,991

Weighted average of shares outstanding — basic and diluted	1,564,621	2,034,552	1,680,840

Earnings per common share:
Basic	$0.68	$0.83	$0.11
Diluted	$0.60	$0.72	$0.08

Exhibit 11.1
The effect on net income of the GIA warrants is calculated in accordance with SFAS No. 128 “Earnings per Share”, paragraph 62(a) as follows:

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2006	2007	2006

Earnings Per Share of GIA:

Net income	$1,116,633	$2,011,642	$257,523
Add: management fees charged by the Company	230,000	270,000	320,000

Adjusted net income	$1,346,633	$2,281,642	$577,187

Basic weighted average shares	19,575,327	19,575,327	19,575,327
Dilutive effect of warrants	1,957,533	1,957,533	1,957,533

Diluted weighted average shares	21,532,860	21,532,860	21,532,860

Earnings per common share:
Basic	$0.0688	$0.1166	$0.0295
Diluted	$0.0625	$0.1060	$0.0268

Effect on Net Income of GIA Warrants:

Proportionate share of GIA income included in basic earnings per share (1)	$1,346,633	$2,281,642	$577,187
Proportionate share of GIA income included in diluted earnings per share (2)	1,224,212	2,074,220	524,715

Difference	$122,421	$207,422	$52,472

(1) — Calculated as the number of GIA outstanding shares times GIA basic earnings per share
(2) — Calculated as the number of GIA outstanding shares times GIA diluted earnings per share